December 20, 1995







     Re:  Decade's Monthly Income & Appreciation Fund
          Offer to Purchase Limited Partnership Interests

Dear Investor:

     Enclosed with this letter is a Third Supplemental Letter to all Limited Partners to provide additional information with respect to the Offer to Purchase Limited Partnership Interests dated November 21, 1995. The Third Supplemental Letter provides details of the mortgage loan commitment approved by the bank on The Meadows I Apartments.

     Please note. The Offer by the Partnership to purchase your Limited Partnership Interests for cash has been extended and will expire at 12:00 midnight, Milwaukee, Wisconsin time, on Friday, December 29, 1995 (unless otherwise extended by the Partnership). If you have not already accepted the Offer, and wish to do so, you must sign and timely return the Letter of Acceptance.

     Please note that our office will be open until noon, Milwaukee, Wisconsin time, on Friday, December 29, 1995. Our fax machine (414-792-0808) will be available to receive your Letter of Acceptance after office hours through 12:00 midnight, Milwaukee, Wisconsin time.

     Should you have any questions, please feel free to call me.

Very truly yours,



Michael G. Sweet
Partnership Manager

Enclosure